FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 5th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Nova Introduces The Integrated NovaScan 3090 with Installation of Multiple CMP Systems

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 5th , 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:

Chai Toren, CFO	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Introduces The Integrated NovaScan 3090 with Installation of Multiple CMP Systems

Nova continues the introduction of its NovaScan 3090 Series for additional semiconductor manufacturing processes and OEM integrations

Rehovot, Israel – July 5, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in Integrated Metrology (IM) and process control for the semiconductor industry, today announced the launch of the NovaScan 3090 Integrated Metrology system for CMP applications on polishers of various equipment manufacturers. This announcement follows the recent announcement of the NovaScan 3090CD system for real-time measurement of Critical Dimensions (CD), trench depth, photoresist height, thickness and shape of complex layer stacks for etch, lithography and high-end CVD applications.

The NovaScan 3090 applies non-contact Deep UV Spectrophotometry and Scatterometry to measure the thickness and topography of dielectric and conducting transparent films. The NovaScan 3090 supports all industry requirements for thin-film measurement in front-end applications, such as STI. The system enables end-users to move from solid measurement pads to array measurements, which is critical for process control of advanced 65nm (and below) technologies. The system’s high throughput enables 100% pre- and post- measurements, and assists in the optimization of Closed Loop control, enabling the tightest possible wafer-to-wafer and within wafer control. NovaScan 3090 is integrated using the exact same configuration as the NovaScan 3060 system, thus offering customers an easy upgrade path. The system’s main applications include thickness measurement of Dielectric, Poly-silicon and very thin conducting layers on multi-layers stacks on silicon or metal stacks.

Bents Kidron, Nova’s Director of Marketing, stated: “The NovaScan 3090 delivers the measurement capability needed for control of high-end 65nm and 45nm CMP applications. It is the best Integrated Metrology solution for today’s emerging industry requirements, providing the tightest control available with state of the art solutions for film thickness, residues and shape profiling for STI and cap layers, while measuring on arrays.”

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il